================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 10)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                -----------------

                                GENERAL CABLE PLC
                            (NAME OF SUBJECT COMPANY)

                           TELEWEST COMMUNICATIONS PLC
                                    (BIDDER)
                                -----------------

                 ORDINARY SHARES, PAR VALUE (POUND)1 PER SHARE,
                   REPRESENTED BY AMERICAN DEPOSITARY SHARES,
                  EACH OF WHICH REPRESENTS FIVE ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                     36930Q101 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------

                                  VICTORIA HULL
                           TELEWEST COMMUNICATIONS PLC
                              GENESIS BUSINESS PARK
                                  ALBERT DRIVE
                             WOKING, SURREY GU21 5RW
                                 UNITED KINGDOM
                               011 44 1483 750 900
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                -----------------

                                   COPIES TO:
                            JEFFREY J. WEINBERG, ESQ.
                            DAVID S. LEFKOWITZ, ESQ.
                             WEIL, GOTSHAL & MANGES
                                 ONE SOUTH PLACE
                                LONDON, EC2M 2WG
                                     ENGLAND
                               011 44 171 903 1000


================================================================================

                       (Continued on the following pages)
                              (Page 1 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101



------- ---------------------------------------------------------------------------------------------------------


     1  NAME OF REPORTING PERSON:                            TELEWEST COMMUNICATIONS PLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMEBR OF A GROUP                                  (a) [ ]

                                                                                          (b) [X]
------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        00
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                                        [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        ENGLAND AND WALES
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        361,126,908 ordinary shares*
------- ---------------------------------------------------------------------------------------------------------

     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                   [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        98.70%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

*  See Item 6.


                              (Page 2 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


------- ---------------------------------------------------------------------------------------------------------

     1  NAME OF REPORTING PERSON:                            TELE-COMMUNICATIONS INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMEBR OF A GROUP                                  (a) [ ]

                                                                                          (b) [X]

------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                                        [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        361,126,908*
------- ---------------------------------------------------------------------------------------------------------

     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                   [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        98.70%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------

*  Such 361,126,908 ordinary shares, par value (pound)1 per share, of General
   Cable PLC (the "Subject Shares") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest Communications plc ("Telewest"). TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                              (Page 3 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


------- ---------------------------------------------------------------------------------------------------------

     1  NAME OF REPORTING PERSON:                            MEDIAONE GROUP, INC.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE
------- ---------------------------------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMEBR OF A GROUP                                  (a) [ ]

                                                                                          (b) [X]

------- ---------------------------------------------------------------------------------------------------------

     3  SEC USE ONLY
------- ---------------------------------------------------------------------------------------------------------

     4  SOURCES OF FUNDS
        WC
------- ---------------------------------------------------------------------------------------------------------

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                                                        [ ]
------- ---------------------------------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION:
        DELAWARE
------- ---------------------------------------------------------------------------------------------------------

     7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        361,126,908*
------- ---------------------------------------------------------------------------------------------------------

     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES                   [ ]
------- ---------------------------------------------------------------------------------------------------------

     9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
        98.70%*
------- ---------------------------------------------------------------------------------------------------------

    10  TYPE OF REPORTING PERSON:
        CO
------- ---------------------------------------------------------------------------------------------------------


* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.


                              (Page 4 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101



This Amendment No. 10 to Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (pound)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase"), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document"), the Form of Acceptance, Authority and Election for the General Cable Shares and the Letter of Transmittal for the General Cable ADSs.

This Amendment No. 10 to Tender Offer Statement on Schedule 14D-1 supplements Items 2, 10(f) and 11 of the Schedule 14D-1, filed by Telewest on June 29, 1998, and also constitutes Amendment No. 12 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable. Capitalized terms used but not defined herein have the meanings given to them in the Offer to Purchase.

ITEM 2            IDENTITY AND BACKGROUND

         The response to Item 2 is supplemented as follows:

         On September 30, 1998, Telewest issued a press release relating to, among other things, certain changes to its Board of Directors (the "Press Release"). The text of the Press Release is filed herewith as exhibit (a)(21) and is incorporated herein by reference. As a result of such changes, four individuals have been newly-appointed to the Telewest Board of Directors. The name, business address, present principal occupation or employment, citizenship and the material occupations, positions, offices or employment during the last five years of each of the newly-appointed Telewest Directors is set forth below:

          Mr. Anthony Illsley. Mr. Illsley's business address is care of Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, England. Mr. Illsley's present principal occupation or employment is serving as Chief Executive Officer and Executive Director of Telewest at the business address provided in the preceding sentence, to which position he was appointed on September 30, 1998. Prior to joining Telewest, from January 1995 until August 1998, Mr. Illsley served as President of Walkers Snack Foods Limited, part of the Pepsico Group. Previously he was President of Pepsi-Cola Asia Pacific from 1994 until October 1994 and President of Pepsi-Cola in Japan from 1988 until 1993. Prior to joining PepsiCo Inc., Mr. Illsley worked in senior marketing positions for Colgate Palmolive. Mr. Illsley is a citizen of the United Kingdom.

          Ms. Victoria Hull. Ms. Hull's business address is care of Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, England. Ms. Hull's present principal occupation or employment is serving as General Counsel, Company Secretary and Executive Director of Telewest at the business address provided in the preceding sentence. Ms. Hull has served as General Counsel and Company Secretary of Telewest since July 1994 and was appointed as Executive Director on September 30, 1998. Prior to joining Telewest, Ms. Hull was a solicitor in the corporate department of Clifford Chance in London, England, where she qualified in 1987. Ms. Hull is a citizen of the United Kingdom.

                              (Page 5 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


          Mr. Anthony Rice. Mr. Rice's business address is care of Commercial Aircraft of British Aerospace plc ("BAe"), Warwick House, Farnborough Aerospace Centre, Farnborough, Hampshire, England. Mr. Rice's present principal occupation or employment is serving as Group Managing Director of BAe at the business address provided in the preceding sentence, to which position he was appointed in June 1998. Prior to assuming this position, Mr. Rice was chief executive of BAe Asset Management from September 1995 until June 1998, and Group Treasurer of BAe from 1991 until September 1995. In addition to the foregoing offices, Mr. Rice has served as non-executive director of General Cable PLC from October 1997 until the completion of the General Cable merger with Telewest, and was appointed as non-executive Director of Telewest on September 30, 1998. Previously, Mr. Rice served as a director of Orion Network Systems from 1992 until 1997 (when the company was sold). Mr. Rice is a citizen of the United Kingdom.

          Ms. Miranda Curtis. Ms. Curtis' business address is care of Tele-Communications International, Inc.("TINTA"), Sterling House, 27 Hatchlands Road, Redhill, Surrey RH1 6AE, England. Ms. Curtis' present principal occupation or employment is serving as Executive Vice President of TINTA at the business address provided in the preceding sentence, to which position she was appointed in August 1996. Prior to assuming this position, Ms. Curtis was Senior Vice president of TINTA from May 1995 until August 1996, Vice President of TINTA from October 1994 until May 1995 and Director of International Development in the International Division of TINTA's predecessor corporation from May 1992 until October 1994. Ms. Curtis was appointed as non-executive Director of Telewest on September 30, 1998. Ms. Curtis is a citizen of the United Kingdom.

         During the last five years, to Telewest's knowledge, none of the above four Directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 10  ADDITIONAL INFORMATION

         The response to Item 10(f) is supplemented as follows:

         The text of the Press Release is filed herewith as exhibit (a)(21) and is incorporated herein by reference.

ITEM 11  MATERIAL TO BE FILED AS EXHIBITS:

         (A)(1)   Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.
                  (1)

         (A)(2)   Disclosure Document of Telewest, dated June 29, 1998. (1)

         (A)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

         (A)(4)   Form of Letter of Transmittal.(1)

         (A)(5)   Form of Notice of Guaranteed Delivery.(1)



                              (Page 6 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101



         (A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

         (A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

         (A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

         (A)(9)   Text of Press Release issued by Telewest dated June 29, 1998.
                  (2)

         (A)(10)  Text of Press Release issued by Telewest dated August 4, 1998.
                  (2)

         (A)(11)  Letter, dated August 4, 1998, from MediaOne,
                  Tele-Communications International, Inc. and Cox
                  Communications, Inc. to Telewest. (2)

         (A)(12) Text of Press Release issued by Telewest dated August 19, 1998. (2)

         (A)(13) Prospectus Supplement issued by Telewest dated August 20, 1998. (2)

         (A)(14) Text of Press Release issued by Telewest dated August 28, 1998. (2)

         (A)(15) Text of Press Release issued by Telewest dated September 1, 1998. (2)

         (A)(16) Text of Press Release issued by Telewest dated September 1, 1998. (2)

         (A)(17) Text of Press Release issued by Telewest dated September 1, 1998. (2)

         (A)(18) Text of Press Release issued by General Cable dated September 4, 1998. (2)

         (A)(19) Text of Press Release issued by Telewest dated September 7, 1998. (2)

         (A)(20) Text of Press Release issued by Telewest dated September 11, 1998. (2)

         (A)(21) Text of Press Release issued by Telewest dated September 30, 1998. (3)

         (B)      Not applicable.

         (C)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

         (D)      Not applicable.

         (E)      See Exhibit (a)(1) above.

         (F)      Not applicable.

---------------


                              (Page 7 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.



                              (Page 8 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1998



                            TELEWEST COMMUNICATIONS PLC

                            By:                 /s/ Charles Burdick
                                   ---------------------------------------------
                                   Name:        Charles Burdick
                                   Title:       Group Finance Director




                            TELE-COMMUNICATIONS, INC.

                            By:                 /s/ Stephen M. Brett
                                   ---------------------------------------------
                                   Name:        Stephen M. Brett
                                   Title:       Executive Vice President




                            MEDIAONE GROUP, INC.

                            By:                 /s/ Stephen E. Brilz
                                   ---------------------------------------------
                                   Name:        Stephen E. Brilz
                                   Title:       Assistant Secretary




                              (Page 9 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101



                                  EXHIBIT INDEX
                                  -------------

DOCUMENT
NO.               DESCRIPTION                                          PAGE NO.

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(A)(7)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.(1)

(A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

(A)(9)   Text of Press Release issued by Telewest dated June 29, 1998.
         (2)

(A)(10)  Text of Press Release issued by Telewest dated August 4, 1998.
         (2)

(A)(11)  Letter, dated August 4, 1998, from MediaOne,
         Tele-Communications International, Inc. and Cox
         Communications, Inc. to Telewest. (2)

(A)(12)  Text of Press Release issued by Telewest dated August 19,
         1998. (2)

(A)(13)  Prospectus Supplement issued by Telewest dated August 20,
         1998. (2)

(A)(14)  Text of Press Release issued by Telewest dated August 28,
         1998. (2)

(A)(15)  Text of Press Release issued by Telewest dated September 1,
         1998. (2)

(A)(16)  Text of Press Release issued by Telewest dated September 1,
         1998. (2)

(A)(17)  Text of Press Release issued by Telewest dated September 1,
         1998. (2)


                             (Page 10 of 11 Pages)

CUSIP NO.                              14D-1
36930Q101


(A)(18)  Text of Press Release issued by General Cable dated September
         4, 1998. (2)

(A)(19)  Text of Press Release issued by Telewest dated September 7,
         1998. (2)

(A)(20)  Text of Press Release issued by Telewest dated September 11,
         1998. (2)

(A)(21)  Text of Press Release issued by Telewest dated September 30,
         1998. (3)

(B)      Not applicable.

(C)(1)   Agreement Relating to the Merger of General Cable and
         Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

(D)      Not applicable.

(E)      See Exhibit (a)(1) above.

(F)      Not applicable.


---------------
(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).
(2)  Previously filed.
(3)  Filed herewith.


                             (Page 11 of 11 Pages)